SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

The following is included in this Report on Form 6-K:

1. Press Release, dated as of September 22, 2005

                                                                         HEMOSOL

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MEDIA RELEASE
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             HEMOSOL ANNOUNCES PROPOSED PRIVATE PLACEMENT FINANCING

TORONTO, Ontario (September 22, 2005) - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that it has entered into an agreement with an agent under which a syndicate will market, on a "best efforts" basis, a private placement of units (the "Offering") consisting of one common share and one common share purchase warrant. The syndicate has a mandate to raise up to $10 million with an agents' option to raise up to an additional $5 million for a total of up to approximately $15 million.

Hemosol cannot provide assurance that it will complete a private placement. This private placement is necessary as the Company will require additional capital early in the fourth quarter of this year to continue as a going concern.

This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


ABOUT HEMOSOL

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics. The Company is deploying a novel technology, Plasma Protein Chromatography (PPC), which has the potential to change the business dynamics of the therapeutic plasma proteins sector. Hemosol also continues to develop its rich and diverse therapeutic pipeline that includes three technology platforms - Oxygen Therapeutics for the treatment of high volume blood loss; Drug Delivery for the treatment of Hepatitis C and liver cancer; and Cell Therapeutics for the treatment of chronic myelogenous leukemia and chemotherapy-induced anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".


Contact:        Jason Hogan
                Investor & Media Relations
                416 361 1331
                800 789 3419
                416 815 0080 fax
                ir@hemosol.com
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                www.hemosol.com
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Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  HEMOSOL CORP.


                                  By: /s/ Lee Hartwell
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                                      Name:  Lee Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date:  September 23, 2005